December 29, 2006

Mr. Owen Pinkerton
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:  American Business Holdings Inc.
Amendment No. 5 to Registration Statement on Form SB-2
File No. 333-132429
Filed on November 16, 2006

Dear Mr. Pinkerton:

We represent American Business Holdings, Inc. (the “Company”). We are in receipt of your letter dated November 16, 2006 regarding the above referenced filing and the following sets forth the Company’s responses thereto:

Summary Financial Data, page 1

1. The revenue amount for the nine months ended September 30, 2006 does not agree to the statement of operations on page F-2. Please revise.

ANSWER:       The revenue amount in Summary Financial Data for the nine months ended September 30, 2006 has been revised to agree with the statement of operations on page F-2.

Management’s Discussion and Analysis, page 13
Results from Operations, page 14
Nine months Ended September 30, 2006 Compared to Nine Months Ended September 20, 2005 page 15
Revenues, page 15

2.
We note that while revenues have increases slightly in 2006 over the comparable period in 2005, a significant portion of your revenues in 2006 result from a one-time sale to a single customer during the quarter ended June 30, 2006. This corresponds with a decrease in revenues for the three months ended September 30. Please expand your disclosure to discuss the change in revenues adjusted for $1 million from a single customer.

ANSWER:       The increase in sales was due to a one time sale to a new customer in the second quarter of 2006 of $1 Million and therefore the quarter ended September 30, 2006 does not reflect the sales to the particular customer. In general, the company experienced a general decrease in sales to our existing clients for the three month period ended September 30, 2006.

The SB-2 has been amended to provide further disclosure on the decrease in revenues.

Statement of Cash Flows, page F-5

3.
Please explain to us why you have a negative adjustment for depreciation expanse in your statement of cash flows for the nine months ended September 30, 2005. In addition, please advise us why the $404,163 adjustment for depreciation expense for the nine months ended September 30, 2006 does not agree to the amount disclosed for depreciation expense in Note 4 on page F-9. Please revise your financial statements and footnote disclosures as necessary.

ANSWER:       The SB-2 has been revised to correct the clerical error made in the depreciation expense listed in the statement of cash flows for the nine months ended September 30, 2005. The depreciation expense in Note 4 on page F-9 has been revised to correctly disclose depreciation expense detail.

Financial Statement Footnotes, page F-6
Note 1. Summary of Significant Accounting Policies, page F-6
Concentrations of Risk, page F-8

4.	Please amend your disclosure to disclose the total amount of revenue derived from the customer that represents 10% or more of total sales. Refer to paragraph 39 of SFAS 131.

ANSWER:       The Company has amended the Concentration of Risk footnote to disclose revenues derived from Customers that represent 10% or more of total sales for the nine months ended September 30, 2006.

Note 2. Accounts Receivable, page F-8

5.
You disclose that accounts receivable historically have been immaterial, and therefore an allowance is not necessary. We note that accounts receivable is increasing as a percentage of total assets. Please explain to us how you have determined that an allowance for bad debts is unnecessary, including an analysis of your outstanding accounts receivable.

ANSWER:       The Company believes that the accounts receivable are from long term clients that have historically paid the receivable. Subsequent to the balance sheet date, the Company collected the receivable outstanding as of September 2006. The Company has experienced a 4% increase in accounts receivable as a percentage of assets for the period ending September 30, 2006, which correlates with an increase in revenues for the same period. Based upon same, the Company believes that the increase is within normal operations of its business and has not changed its credit policies.

Very truly yours,

ANSLOW & JACLIN, LLP

By:     /s/ Gregg E. Jaclin
GREGG E. JACLIN